
February 8, 2021

Mikael Lundgren
Chief Executive Officer
W Technologies, Inc.
9440 Santa Monica Boulevard, Suite 301
Beverly Hills, CA 90210

      **Re: W Technologies, Inc.**
          **Amendment No. 2 to Form 10-12G**
          **Filed February 4, 2021**
          **File No. 000-24520**

Dear Mr. Lundgren:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc:    Laura Anthony